Compensation Reduction and Retention Bonus Agreement

Emerald Health Bioceuticals, Inc., a Delaware corporation (the “Company”) and NatureMed, Inc. (“Consultant”) have reached agreement on the terms for a compensation reduction due to current business conditions. The effective date of this compensation reduction agreement (“Agreement”) is January 1, 2020 (“Effective Date”). Consultant and Company are referred to hereafter as the “Parties”.

1.
Company and the Consultant agree that a portion of the compensation for services performed that have not been paid, and Company currently owes Consultant $25,000.00, to be paid pursuant to a Promissory Note with the Company.

2.
Company and the Consultant agree that as of the Effective Date, Consultant is owed certain expenses that are outstanding in the amount of approximately $7,000.00 (“Reimbursement of Expenses”). Company will reimburse Consultant for Reimbursement of Expenses upon submission of detailed expense report.

3.
Company and the Consultant agree that commencing on February 28, 2020, Company shall assume and shall be completely responsible for all credit card expenses incurred by Consultant on behalf of Company while providing services for the benefit of Company. Said credit card expenses are listed in Schedule 3 which is attached hereto and incorporated herein by this reference.

4.
Effective February 7, 2020, Consultant notified Company that Consultant’s principal is resigning from the position of Chief Executive Officer of the Company, and Company communicated its desire to retain Consultant to perform services.

5.
Effective February 14, 2020, the compensation due to Consultant shall be reduced to the fixed amount of $10,000.00 per month, such that Consultant agrees to provide consulting services up to 20 hours per week, and any additional time to be expended by Consultant for consulting services shall be mutually approved by Company and Consultant (“Monthly Compensation”).

6.
Company and the Consultant agree that 50% of the Monthly Compensation (which is $5,000) will be deferred to be paid at a later date (“Deferred Compensation”) and shall accrue at an interest rate of 10% per annum. The Monthly Compensation shall be payable on a bi-weekly pay period concurrent with the receipt of an invoice to be delivered by Consultant on a bi-weekly basis. The Deferred Compensation period shall cease at the end of business day May 31, 2020, and Company shall no longer defer payment to Consultant of any portion of the Monthly Compensation.

7.
Company shall pay to the Consultant all of the Deferred Compensation and accrued but unpaid interest upon the earlier of (a) Company receiving a gross amount of $4 million or more from third party investors, or (b) Aug 31st, 2020 (“Payment of Deferred Compensation”). Company reserves the right to make Payment of Deferred Compensation at an earlier date. Notwithstanding the above, in the event the agreement is terminated by Company or Consultant for any reason, then the Payment of Deferred Compensation to Consultant by Company shall occur upon (a) or (b) above.

8.
As a retention incentive bonus, if Consultant remains on contract with Company through the end of the October 31, 2020, then Company shall issue stock options to Consultant in the amount 50,000 shares of common stock at an exercise price that is the fair market value of Company as of the date of issuance and such options shall fully vest by May 31st, 2020.

9.	Company and the Consultant agree that nothing in this Agreement changes the at-will status of the Consultant’s current consulting agreement with the Company.

10.
The occurrence of any of the following events shall constitute a default: (a) any representation or warranty made by Company in this Agreement which is incorrect in any material respect; (b) any failure by Company to make payment when due under this Agreement; or (c) any failure by Company to perform any other obligation to be performed by it under this Agreement.

Should any of the hereinabove events occur, then Consultant, in its sole discretion, may declare this Agreement in breach and all amounts set forth in this Agreement shall become due and payable forthwith.

11.	All notices may be sent by Consultant to Company by e-mail at the following e-mail address: pd@idhillon.com.

12.
In the event of any controversy, claim, or dispute between or among the Parties, arising out of or relating to this Agreement or the breach thereof, the prevailing party shall be entitled, in addition to such relief as may be granted, to reasonable attorneys’ fees and costs.

13.
This Agreement contains the entire agreement among the Parties. Any oral representations or modifications concerning this Agreement shall be of no force or effect except if such modification is in writing and signed by the Party to be charged.

14.	This Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successors, and assigns of the Parties.

15.
If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable by reason of any rule of law or public policy, all other provisions of this Agreement shall nevertheless remain in effect. No provision of this Agreement shall be deemed dependent on any other provision unless such dependent relationship is specifically stated or clearly implied by the context of such provision or by interpretation of the terms of this Agreement in accordance with California Law.

16.
This Agreement is being delivered and is intended to be performed in the State of California and is to be construed and enforced in accordance with the laws of California. The parties agree to submit to the jurisdiction and venue of the Superior Court of the State of California in and for the County of San Diego, Central Division.

17.
This Agreement may be executed in several counterparts and electronically transmitted each of which shall be deemed to be an original. This Agreement and any counterparts so executed shall be deemed to be one and the same instrument. It shall not be necessary making proof of this Agreement, or any counterpart hereof, to produce or account for any of the other counterparts. Executed counterparts of this Agreement, whether delivered by U.S. Postal Service, or other method of delivery, or delivered by electronic transmission, shall be deemed to be an original.

18.
In consideration for Consultant to enter into this Agreement, Company hereby agrees to defend Jade D. Beutler, Consultant, and Consultant’s subsidiaries and its directors, officers, employees and agents (collectively, “Indemnified Parties”) from and against any and all third party claims, lawsuits and causes of action (“Claims”), and/or to pay for, reimburse, indemnify and hold the Indemnified Parties harmless against, any damages, liabilities, costs, expenses, including reasonable attorneys’ fees and expenses, penalties and fines, assessed, incurred, awarded, or paid in settlement against or by the Indemnified Parties as a result of such Claims.

19.
Company and the Consultant agree they entered into a written independent contractor agreement on September 1, 2016 in which the name of Company was Emerald Health Nutraceuticals, Inc., and this Agreement shall serve as an amendment of and modification to that agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement, and this Agreement shall be deemed effective on the Effective Date.

NatureMed, Inc.

Dated: February 19, 2020	By:	/s/Jade Beutler
Jade Beutler

Emerald Health Bioceuticals, Inc.

	By:	/s/Punit Dhillon
	Its:	Director

SCHEDULE 3

(CREDIT CARD EXPENSES INCURRED BY CONSULTANT WHICH COMPANY SHALL ASSUME)